UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y156
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS
Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 1,355,816 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 1,355,816 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,816

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0% (2)

14.	TYPE OF REPORTING PERSON CO

(1)  Represents 1,355,816 Common Shares (defined below) currently held by Family Trading Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

492,048 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

492,048 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,048

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 492,048 Common Shares currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

221,687 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

221,687 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 221,687 Common Shares currently held by Epsilon Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

157,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

157,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

157,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 157,000 Common Shares currently held by Oscar Shipholding Ltd.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,362,500 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,362,500 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,362,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.5% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 250,000 Common Shares currently held by Race Navigation Inc. and 1,112,500 Common Shares issuable upon exercise of warrants currently held by Race Navigation Inc. See Item 3 below.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

183,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

183,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 183,000 Common Shares currently held by Tankers Family Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,772,051 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,772,051 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,772,051

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

65.1% (2)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., and Tankers Family Inc., each a Marshall Islands corporation.
(2) See Item 5(a).

This Amendment No. 15 to Schedule 13D (this "Amendment No. 15") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") on behalf of Family Trading Inc. ("Family Trading"), Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc. ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust", and collectively, the "Reporting Persons") on September 12, 2016. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on September 12, 2016.
This Amendment No. 15 is being filed in connection with shareholder approval of the proposal of the board of directors (the "Board") of Top Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer"), to waive the limitation on exercises, as it applies to Race Navigation, under Section 1(f) of the Warrant Agreement dated June 11, 2014 (the "Warrant Agreement") to purchase common shares, par value $0.01 (the "Common Shares") of the Issuer.
Item 1.	Security and Issuer
No material change from the Schedule 13D/A filed with the Commission on September 12, 2016.
Item 2.	Identity and Background.
No material change from the Schedule 13D/A filed with the Commission on September 12, 2016.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented to add the following:
The following information gives effect to a one-for-ten reverse stock split of the Common Shares effective as of February 22, 2016.

On June 11, 2014, Race Navigation purchased 250,000 Common Shares and 1,250,000 warrants to purchase Common Shares in accordance with the terms of the Warrant Agreement (the "Warrants"). Such Common Shares and Warrants were acquired with the working capital of Race Navigation.
On October 4, 2016, the Issuer's shareholders approved the Board's proposal to waive the limitation on exercises of Section 1(f) of the Warrant Agreement as it applies to Race Navigation. As a result, the 1,250,000 Warrants held by Race Navigation are now immediately exercisable, with each Warrant having an exercise price of $2.80 and entitling Race Navigation to purchase 0.89 Common Shares per Warrant for a total of 1,112,500 Common Shares.
Additionally, as of September 30, 2016, the Issuer has issued an aggregate of 1,179,018 Common Shares in connection with the exercises of all other outstanding warrants, including 31,360 Common Shares that were issued between September 3, 2016 and September 30, 2016.
Other than as set forth above, there are no other material changes from the Schedule 13D/A filed with the Commission on September 12, 2016.
Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented to add the following:
As of September 30, 2016, the Issuer has issued an aggregate of 1,179,018 Common Shares in connection with the exercises of all other outstanding warrants, including 31,360 Common Shares that were issued between September 3, 2016 and September 30, 2016.

Other than as set forth above, there are no other material changes from the Schedule 13D/A filed with the Commission on September 12, 2016.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a. and b.) According to information received from the Issuer, as of September 30, 2016, there were 4,681,399 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:
Family Trading may be deemed to beneficially own 1,355,816 Common Shares, representing approximately 29.0% of the outstanding Common Shares. Family Trading has the sole power to vote 0 Common Shares and the shared power to vote 1,355,816 Common Shares. Family Trading has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,355,816 Common Shares.
Sovereign may be deemed to beneficially own 492,048 Common Shares, representing approximately 10.5% of the outstanding Common Shares. Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 492,048 Common Shares. Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 492,048 Common Shares.
Epsilon may be deemed to beneficially own 221,687 Common Shares, representing approximately 4.7% of the outstanding Common Shares. Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 221,687 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 221,687 Common Shares.
Oscar may be deemed to beneficially own 157,000 Common Shares, representing approximately 3.4% of the outstanding Common Shares. Oscar has the sole power to vote 0 Common Shares and the shared power to vote 157,000 Common Shares. Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 157,000 Common Shares.
Race Navigation may be deemed to beneficially own 1,362,500 Common Shares, representing approximately 23.5% of the outstanding Common Shares. This percentage ownership is based on 5,793,899 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 4,681,399 Common Shares outstanding and (ii) 1,112,500 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation. Race Navigation has the sole power to vote 0 Common Shares and the shared power to vote 1,362,500 Common Shares.  Race Navigation has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,362,500 Common Shares.
Tankers Family may be deemed to beneficially own 183,000 Common Shares, representing approximately 3.9% of the outstanding Common Shares. Tankers Family has the sole power to vote 0 Common Shares and the shared power to vote 183,000 Common Shares.  Tankers Family has the sole power to dispose of 0 Common Shares and the shared power to dispose of 183,000 Common Shares.
The Trust may be deemed to beneficially own 3,772,051 Common Shares, representing approximately 65.1% of the outstanding Common Shares. This percentage ownership is based on 5,793,899 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 4,681,399 Common Shares outstanding and (ii) 1,112,500 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation. The Trustee of the Trust has the sole power to vote 0 Common Shares and the shared power to vote 3,772,051 Common Shares.  The Trustee of the Trust has the sole power to dispose of 0 Common Shares and the shared power to dispose of 3,772,051 Common Shares.
To the best knowledge of the Reporting Persons, none of the other persons named in response to this paragraph (a) have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 15. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.
(c.) Except for those transactions described herein, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 15, there are no materials changes from the Schedule 13D/A filed with the Commission on September 12, 2016.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

Exhibit B
Form of Warrant Agreement (incorporated by reference to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on May 9, 2016 (File No. 333-194690)).

Exhibit C	Waiver to Warrant Agreement.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2016	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: October 11, 2016	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Karen Marshall
	Name:	Karen Marshall
	Title:	Director

EXHIBIT C

TOP SHIPS INC.
1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
 ATHENS, GREECE

Race Navigation Inc.
11 Kanari Street
151 24 Athens, Greece
ATTN: Stylianos Giamanis

October 11, 2016
Ladies and Gentlemen:
Reference is made to that certain warrant agreement dated June 11, 2014 (the "Warrant Agreement") by and among Top Ships Inc., a Marshall Islands corporation (the "Company") and Race Navigation Inc., a Marshall Islands corporation ("Race Navigation"), under which Race Navigation purchased 1,250,000 warrants to purchase common shares, par value $0.01 of the Company.

Capitalized terms used but not otherwise defined herein have the meanings assigned to them in the Warrant Agreement.

WHEREAS, the Company's board of directors (the "Board") deemed it in the best interest of the Company to waive the limitation on exercises under Section 1(f) of the Warrant Agreement with respect to Race Navigation; and

WHEREAS, on October 4, 2016 at the Annual Meeting of Shareholders, the Company's shareholders approved the Board's proposal to waive the limitation on exercises of Section 1(f) of the Warrant Agreement as it applies to Race Navigation.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:
1.            The Company hereby waives the limitation on exercises under Section 1(f) of the Warrant Agreement with respect to Race Navigation.
2.            This letter agreement shall bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs and personal representatives.
3.            The terms and provisions of this letter agreement may only be modified or amended by a written instrument executed and delivered by the parties hereto.
4.            This letter agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to the conflict of laws provisions thereof or of any other jurisdiction.
5.            Except as set forth in this letter agreement, all provisions of the Warrant Agreement shall remain unchanged and in full force and effect.
6.            This letter agreement may be executed by facsimile signatures and in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
[Signature Pages Follow]

Please acknowledge your agreement with the foregoing by signing and returning a copy of this letter to the undersigned.
Sincerely,

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
	Name:	Alexandros Tsirikos
	Title:	Chief Financial Officer

Agreed and Accepted as of the date first written above:

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director